FOSTER'S
GROUP

ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"Departure of Jamie Odell"

Released: 10 November 2008

08005976

Pages: 2
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

10 November 2008

DEPARTURE OF JAMIE ODELL

Foster's Group Limited today announced that Jamie Odell, Managing Director Australia, Asia, Pacific, will leave the Company on Friday 14 November to pursue other interests.

Pending the outcome of the Company's review of its Wine business, the heads of the Australian Sales and Marketing functions, and the Managing Director, Asia/Pacific will report directly to the CEO Ian Johnston and the regional heads of Finance, HR and Supply Services will report to the Chief Financial Officer, Chief HR Officer and Chief Supply Officer respectively. The overall regional leadership team will be chaired by Mr Johnston.

Mr Johnston said, "I personally thank Jamie for his contribution in various senior roles over 9 years with the Company and sincerely wish him well as he seeks fresh challenges in the future".

Further information:

Media
Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Ceasing to be a substantial holder from CBA"

Released: 11 November 2008

Pages: 11
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FORM 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a Substantial Holder

To: Fosters Group Limited

ACN/ARSN: 007 620 886

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

The holder ceased to be a substantial holder on	6/11/2008
The previous notice was given to the company on	17/10/2008
The previous notice was dated	13/10/2008

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

3. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ASB Group Investments	Sovereign House 33-45Hurstmere Road Takapuna 1332 New Zealand
Avanteos Investments Limited	105 Camberwell Road Hawthorn East Vic 3123
Colonial First State Investment Limited (1)	Level 29, 52 Martin Place, Sydney NSW 2000
Colonial First State Investment Limited (2)	Level 29, 52 Martin Place, Sydney NSW 2000
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Level 9, 48 Martin Place, Sydney NSW 2000
CommSec Trading Limited	Level 11, 363 George Street Sydney NSW 2000
Acadian Asset Management (Australia)	Level 40, 264 George Street Australia Square Sydney NSW 2000
Colonial First State Investment Limited (3)	Level 29, 52 Martin Place, Sydney NSW 2000
The Colonial Mutual Life Assurance Society Limited	Level 7, 48 Martin Place, Sydney NSW 2000

5. Signature

....
John Damien Hatton – Company Secretary

Dated the 11 day of November 2008.

For any enquiries regarding this notice, please contact Carol Ye on 02 9303 6132 or John Paull on 02 9303 6021.

Annexure A

This is the annexure mark A referred to in Form 605, Notice of ceasing to be a Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 6/11/2008

John Damien Hatton – Company Secretary

SCHEDULE

ASB Bank Limited
ASB Capital No.2 Limited
ASB Holdings Limited
Avanteos Pty Limited (ACN 066 862 97)
CBA (Delaware) Finance Incorporated
CBA Asia Limited
CBA Capital Trust II
CBA Funding Trust 1
CBA NZ Holding Limited
CBCL Australia Limited
CBFC Limited (ACN 008 519 462)
CMG Asia Life Holdings Limited
Colonial AFS Services Pty Limited (ACN 083 514 667)
Colonial Finance Limited (ACN 067 105 435)
Colonial First State Asset Management (Australia) Limited (ACN 114 194 311)
Colonial First State Investments (NZ) Limited
Colonial First State Property Limited (ACN 085 313 926)
Colonial First State Property Retail Trust
CommBank Europe Limited
CommCapital S.a.r.l
Commonwealth Financial Planning Limited(ACN 003 900 169)
Commonwealth Insurance Limited (ACN 067 524 216)
Commonwealth Securities Limited (ACN 067 254 399)
Copacabana Beach Pty Ltd(ACN 123 047 978)
CTB Australia Limited
eComm legal Pty Ltd
First State (HK) LLC
First State Investment Managers (Asia) Limited (ACN 054 571 701)
Fringe Pty Ltd (ACN 078 791 901)
Greenwood Lending Pty Ltd(ACN 112 461 131)
GT Funding No6 Ltd Partnership(NSWLP 00000537)
GT Operating No.2 Pty Limited(ACN 100 915 517)
Harbourd Beach Pty Ltd(ACN 123 178 450)
Homepath Pty Limited (ACN 081 986 530)
Jacques Martin Administration and Consulting Pty Limited(ACN 006 787 748)
Kiwi Property Management Limited
Loft No 3 Pty Ltd(ACN 118 488 234)
M-Land Pty Ltd(ACN 106 099 923)
Medallion Trust Series 2003-1G
Medallion Trust Series 2005-1G
Medallion Trust Series 2007 4P
Medallion Trust Series 2007-1G
MIS Funding No1 Pty Limited(ACN 119 268 905)
Newport Limited
Pavillion and Park Limited
PERLS III Trust (formally Preferred Capital Limited)
Prime Investment Entity Limited(ACN 065 915 139)
PT Bank Commonwealth
Series 2001-IG Medallion Trust
Share Investments Pty Limited(ACN 010 035 837)
SHIELD Series 50
Sovereign Limited
Watermark Limited
ASB Capital Limited
ASB Group (Life) Limited
Avanteos Investments Ltd (ACN 096 259 979)
Burdekin Investments Limited
CBA (Europe) Finance Limited
CBA Capital Trust 1
CBA Funding (NZ) Limited
CBA Investments Limited (ACN 000 835 423)
CBA USD Funding Limited
CBFC Leasing Pty Limited(ACN 008 520 965)
CFS Managed Property Limited(ACN 006 464 428)
Collateral Leasing Pty Limited(ACN 002 681 218)
Colonial Fiji Life Limited
Colonial First State (UK) Holdings Limited
Colonial First State Group Limited (ACN 004 405 556)
Colonial First State Investments Limited (ACN 002 348 352)
Colonial First State Property Management Pty Ltd (ACN 101 504 045)
Colonial Holding Company Limited (ACN 074 706 782)
CommBankManConsult(Asia)Co Ltd
CommInternational Limited
Commonwealth Insurance Holdings Limited (ACN 088 327 959)
Commonwealth Managed Investments Limited (ACN 084 098 180)
CommTrading Limited
Crystal Avenue Pty Limited(ACN 123 019 956)
D Compartment ABI Lux Co
Financial Wisdom Limited(ACN 006 646 108)
First State Investment Holdings (Singapore) Ltd
First State Investments (Cayman) Limited
FS Investments (Bermuda) Ltd
Group Treasury Services NZ Limited(ACN 1761530)
GT Investments No 3 Pty Ltd(ACN 126 767 931)
GT Operating No4 Pty Ltd(ACN 121 276 088)
Hemisphere Lane Pty Ltd(ACN 100 915 400)
IWL Limited(ACN 078 119 212)
Kiwi Income Properties Limited
Lily Pty Ltd(ACN 124 503 117)
Luca Limited Partnership
Medallion Series Trust 2006 1G
Medallion Trust Series 2004-1G
Medallion Trust Series 2005-2G
Medallion Trust Series 2007 5P
Medallion Trust Series 2008-1R
National Bank of Fiji Limited
Padang Pty Ltd(ACN 106 099 496)
PERLS II Trust (ARSN 107 133 488)
Pontoon (Funding)PLC
PT Astra CMG Life
Securitisation Advisory Services Pty Ltd(ACN 064 133 946)
Series 2002-IG Medallion Trust
SHIELD Series 21
Sovereign Group Limited
Sparad (No. 24) Pty Limited (ACN 057 975 087)

End of Annexure A

Annexure B

This is the annexure mark B referred to in Form 605, Notice of ceasing to be a Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 6/11/2008

John Damien Hatton – Company Secretary

Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund

Date	Registered Company	Transaction type	Quantity	Consideration
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	114	621
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	15300	83628
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	21654	118569
16 Oct 2008	Citicorp Nominees Pty Limited	BUY	12200	64651
20 Oct 2008	Citicorp Nominees Pty Limited	BUY	23942	129401
29 Oct 2008	Citicorp Nominees Pty Limited	BUY	7418	40133
31 Oct 2008	Citicorp Nominees Pty Limited	BUY	5168	29636
03 Nov 2008	Citicorp Nominees Pty Limited	BUY	1	6
03 Nov 2008	Citicorp Nominees Pty Limited	BUY	6552	39007
06 Nov 2008	Citicorp Nominees Pty Limited	BUY	34003	205240
Total			**126352**	**710892**
Entity Total			**126352**	**710892**

CommSec Trading Limited

Date	Registered Company	Transaction type	Quantity	Consideration
15 Oct 2008	Share Direct Nominees Pty Limited	BUY	87969	480311
15 Oct 2008	Share Direct Nominees Pty Limited	BUY	109961	600387
20 Oct 2008	Share Direct Nominees Pty Limited	BUY	57082	307101
Total			**255012**	**1387799**
Entity Total			**255012**	**1387799**

Colonial First State Investment Limited (2)

Date	Registered Company	Transaction type	Quantity	Consideration
06 Nov 2008	BNP Paribas Securities	SELL	-67212	-396160
06 Nov 2008	BNP Paribas Securities	SELL	-50407	-297496
06 Nov 2008	BNP Paribas Securities	SELL	-38774	-227524
Total			**-156393**	**-921180**

Date	Registered Company	Transaction type	Quantity	Consideration
14 Oct 2008	Citicorp Nominees Pty Limited	SELL	-23000	-124073
17 Oct 2008	Citicorp Nominees Pty Limited	SELL	-342658	-1802381
22 Oct 2008	Citicorp Nominees Pty Limited	SELL	-14300	-75512
22 Oct 2008	Citicorp Nominees Pty Limited	SELL	-9900	-52508
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-7800	-41276
29 Oct 2008	Citicorp Nominees Pty Limited	SELL	-36600	-198026
29 Oct 2008	Citicorp Nominees Pty Limited	SELL	-6200	-33577
30 Oct 2008	Citicorp Nominees Pty Limited	SELL	-34100	-192403
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-152378	-871602
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-14900	-85534
05 Nov 2008	Citicorp Nominees Pty Limited	SELL	-2900	-16938
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-4600	-27985
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-1124	-6625

06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-843	-4976
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-649	-3808
Total			**-651952**	**-3537224**
Entity Total			**-808345**	**-4458404**

Colonial First State Investment Limited (3)

Date	Registered Company	Transaction type	Quantity	Consideration
14 Oct 2008	Citicorp Nominees Pty Limited	BUY	11789	63871
14 Oct 2008	Citicorp Nominees Pty Limited	BUY	12281	66911
14 Oct 2008	Citicorp Nominees Pty Limited	BUY	15228	82393
14 Oct 2008	Citicorp Nominees Pty Limited	BUY	19649	107025
14 Oct 2008	Citicorp Nominees Pty Limited	BUY	21613	117924
14 Oct 2008	Citicorp Nominees Pty Limited	BUY	59676	323350
14 Oct 2008	Citicorp Nominees Pty Limited	BUY	62163	338725
14 Oct 2008	Citicorp Nominees Pty Limited	BUY	77082	417115
14 Oct 2008	Citicorp Nominees Pty Limited	BUY	99461	541811
14 Oct 2008	Citicorp Nominees Pty Limited	BUY	109407	597000
14 Oct 2008	Citicorp Nominees Pty Limited	SELL	-9914	-54009
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	35	191
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	5106	27879
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	6774	37092
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	7097	38750
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	12568	68621
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	14628	79869
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	37865	206743
15 Oct 2008	Citicorp Nominees Pty Limited	SELL	-45730	-249430
15 Oct 2008	Citicorp Nominees Pty Limited	SELL	-37865	-206743
15 Oct 2008	Citicorp Nominees Pty Limited	SELL	-8655	-47204
15 Oct 2008	Citicorp Nominees Pty Limited	SELL	-7097	-38750
15 Oct 2008	Citicorp Nominees Pty Limited	SELL	-5106	-27879
16 Oct 2008	Citicorp Nominees Pty Limited	BUY	3537	18718
16 Oct 2008	Citicorp Nominees Pty Limited	BUY	39734	210492
16 Oct 2008	Citicorp Nominees Pty Limited	BUY	61798	328033
16 Oct 2008	Citicorp Nominees Pty Limited	BUY	62482	331050
17 Oct 2008	Citicorp Nominees Pty Limited	BUY	18346	97765
17 Oct 2008	Citicorp Nominees Pty Limited	BUY	30030	160306
17 Oct 2008	Citicorp Nominees Pty Limited	BUY	49977	264314
17 Oct 2008	Citicorp Nominees Pty Limited	BUY	72071	384130
17 Oct 2008	Citicorp Nominees Pty Limited	BUY	138136	734450
17 Oct 2008	Citicorp Nominees Pty Limited	SELL	-278013	-1472363
17 Oct 2008	Citicorp Nominees Pty Limited	SELL	-246367	-1312067
17 Oct 2008	Citicorp Nominees Pty Limited	SELL	-64613	-342192
17 Oct 2008	Citicorp Nominees Pty Limited	SELL	-57258	-304937
20 Oct 2008	Citicorp Nominees Pty Limited	BUY	9222	49843
20 Oct 2008	Citicorp Nominees Pty Limited	BUY	10120	53639
20 Oct 2008	Citicorp Nominees Pty Limited	BUY	67179	362174
20 Oct 2008	Citicorp Nominees Pty Limited	SELL	-250049	-1343554
20 Oct 2008	Citicorp Nominees Pty Limited	SELL	-74004	-397636
20 Oct 2008	Citicorp Nominees Pty Limited	SELL	-48956	-262538
20 Oct 2008	Citicorp Nominees Pty Limited	SELL	-14489	-77701
21 Oct 2008	Citicorp Nominees Pty Limited	SELL	-330801	-1770449
21 Oct 2008	Citicorp Nominees Pty Limited	SELL	-131621	-703825
21 Oct 2008	Citicorp Nominees Pty Limited	SELL	-97904	-523983
21 Oct 2008	Citicorp Nominees Pty Limited	SELL	-38954	-208301
22 Oct 2008	Citicorp Nominees Pty Limited	SELL	-66779	-355539
22 Oct 2008	Citicorp Nominees Pty Limited	SELL	-19764	-105226
22 Oct 2008	Citicorp Nominees Pty Limited	SELL	-4173	-22279

22 Oct 2008	Citicorp Nominees Pty Limited	SELL	-1235	-6593
23 Oct 2008	Citicorp Nominees Pty Limited	BUY	64969	344488
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-117832	-622826
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-106849	-564965
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-56409	-298263
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-50141	-265121
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-34873	-184329
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-31623	-167207
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-16695	-88275
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-14840	-78467
24 Oct 2008	Citicorp Nominees Pty Limited	BUY	22537	117505
24 Oct 2008	Citicorp Nominees Pty Limited	SELL	-129934	-672288
24 Oct 2008	Citicorp Nominees Pty Limited	SELL	-38455	-198969
24 Oct 2008	Citicorp Nominees Pty Limited	SELL	-24964	-131083
24 Oct 2008	Citicorp Nominees Pty Limited	SELL	-22397	-117090
24 Oct 2008	Citicorp Nominees Pty Limited	SELL	-7388	-38794
27 Oct 2008	Citicorp Nominees Pty Limited	BUY	5000	25496
27 Oct 2008	Citicorp Nominees Pty Limited	BUY	6096	30968
27 Oct 2008	Citicorp Nominees Pty Limited	BUY	10914	55920
27 Oct 2008	Citicorp Nominees Pty Limited	BUY	14032	71315
27 Oct 2008	Citicorp Nominees Pty Limited	BUY	25661	130358
27 Oct 2008	Citicorp Nominees Pty Limited	BUY	45943	235418
27 Oct 2008	Citicorp Nominees Pty Limited	BUY	59070	300251
27 Oct 2008	Citicorp Nominees Pty Limited	SELL	-172724	-880086
27 Oct 2008	Citicorp Nominees Pty Limited	SELL	-51120	-260473
27 Oct 2008	Citicorp Nominees Pty Limited	SELL	-37743	-191282
27 Oct 2008	Citicorp Nominees Pty Limited	SELL	-26959	-136804
27 Oct 2008	Citicorp Nominees Pty Limited	SELL	-11170	-56610
27 Oct 2008	Citicorp Nominees Pty Limited	SELL	-7979	-40490
28 Oct 2008	Citicorp Nominees Pty Limited	BUY	12756	64832
28 Oct 2008	Citicorp Nominees Pty Limited	SELL	-82708	-419323
28 Oct 2008	Citicorp Nominees Pty Limited	SELL	-24478	-124101
28 Oct 2008	Citicorp Nominees Pty Limited	SELL	-7036	-35743
29 Oct 2008	Citicorp Nominees Pty Limited	BUY	7276	39365
29 Oct 2008	Citicorp Nominees Pty Limited	BUY	93217	506433
29 Oct 2008	Citicorp Nominees Pty Limited	SELL	-44472	-240663
30 Oct 2008	Citicorp Nominees Pty Limited	BUY	21000	117941
30 Oct 2008	Citicorp Nominees Pty Limited	SELL	-150000	-847632
30 Oct 2008	Citicorp Nominees Pty Limited	SELL	-46832	-262417
30 Oct 2008	Citicorp Nominees Pty Limited	SELL	-40084	-227401
30 Oct 2008	Citicorp Nominees Pty Limited	SELL	-20000	-113018
30 Oct 2008	Citicorp Nominees Pty Limited	SELL	-14428	-82230
31 Oct 2008	Citicorp Nominees Pty Limited	BUY	8110	46506
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-200000	-1140246
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-180000	-1026221
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-150000	-851762
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-149920	-857071
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-97458	-556888
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-35531	-202744
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-30000	-170352
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-16691	-95195
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-14613	-83494
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-14221	-81344
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-9245	-52881
03 Nov 2008	Citicorp Nominees Pty Limited	BUY	1	6
03 Nov 2008	Citicorp Nominees Pty Limited	BUY	6127	36476
03 Nov 2008	Citicorp Nominees Pty Limited	SELL	-25956	-154530
03 Nov 2008	Citicorp Nominees Pty Limited	SELL	-24329	-144600
03 Nov 2008	Citicorp Nominees Pty Limited	SELL	-21630	-128868
04 Nov 2008	Citicorp Nominees Pty Limited	SELL	-85031	-497167

04 Nov 2008	Citicorp Nominees Pty Limited	SELL	-7295	-42708
05 Nov 2008	Citicorp Nominees Pty Limited	SELL	-150000	-874638
06 Nov 2008	Citicorp Nominees Pty Limited	BUY	13365	80670
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-250000	-1514958
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-66223	-397778
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-46356	-281874
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-19867	-119747
Total			**-3272718**	**-18140082**
Entity Total			**-3272718**	**-18140082**

Colonial First State Investment Limited (1)

Date	Registered Company	Transaction type	Quantity	Consideration
14 Oct 2008	Citicorp Nominees Pty Limited	BUY	4400	23814
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	24972	135541
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	248892	1344017
15 Oct 2008	Citicorp Nominees Pty Limited	SELL	-227069	-1226173
15 Oct 2008	Citicorp Nominees Pty Limited	SELL	-21823	-117844
16 Oct 2008	Citicorp Nominees Pty Limited	BUY	20438	108109
20 Oct 2008	Citicorp Nominees Pty Limited	BUY	6100	32950
22 Oct 2008	Citicorp Nominees Pty Limited	BUY	25130	134188
24 Oct 2008	Citicorp Nominees Pty Limited	BUY	7500	38535
24 Oct 2008	Citicorp Nominees Pty Limited	BUY	307280	1551764
24 Oct 2008	Citicorp Nominees Pty Limited	BUY	900177	4545894
24 Oct 2008	Citicorp Nominees Pty Limited	BUY	2137205	10792885
24 Oct 2008	Citicorp Nominees Pty Limited	BUY	2642148	13342847
24 Oct 2008	Citicorp Nominees Pty Limited	SELL	-2642148	-13342847
24 Oct 2008	Citicorp Nominees Pty Limited	SELL	-2137205	-10792885
24 Oct 2008	Citicorp Nominees Pty Limited	SELL	-900177	-4545894
24 Oct 2008	Citicorp Nominees Pty Limited	SELL	-307280	-1551764
29 Oct 2008	Citicorp Nominees Pty Limited	SELL	-1000000	-5412182
29 Oct 2008	Citicorp Nominees Pty Limited	SELL	-216700	-1174609
30 Oct 2008	Citicorp Nominees Pty Limited	SELL	-15000	-82475
31 Oct 2008	Citicorp Nominees Pty Limited	BUY	15000	85903
31 Oct 2008	Citicorp Nominees Pty Limited	BUY	35200	201344
31 Oct 2008	Citicorp Nominees Pty Limited	BUY	117178	670258
03 Nov 2008	Citicorp Nominees Pty Limited	BUY	7953	47485
03 Nov 2008	Citicorp Nominees Pty Limited	SELL	-729547	-4290425
04 Nov 2008	Citicorp Nominees Pty Limited	SELL	-1390000	-8127176
04 Nov 2008	Citicorp Nominees Pty Limited	SELL	-7254	-42380
05 Nov 2008	Citicorp Nominees Pty Limited	SELL	-99770	-582856
05 Nov 2008	Citicorp Nominees Pty Limited	SELL	-16414	-95825
06 Nov 2008	Citicorp Nominees Pty Limited	BUY	4600	28043
06 Nov 2008	Citicorp Nominees Pty Limited	BUY	11100	67539
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-361684	-2131835
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-271250	-1600884
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-241789	-1425151
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-208654	-1224370
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-181333	-1070205
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-178152	-1050062
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-139487	-818502
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-133609	-788544
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-102776	-603084
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-16744	-98692
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-12558	-74116
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-9660	-56684
Total			**-5052810**	**-29176348**

Entity Total			**-5052810**	**-29176348**

ASB Group Investments

Date	Registered Company	Transaction type	Quantity	Consideration
17 Oct 2008	Citicorp Nominees Pty Limited	SELL	-10469	-55558
17 Oct 2008	Citicorp Nominees Pty Limited	SELL	-9277	-49508
20 Oct 2008	Citicorp Nominees Pty Limited	SELL	-12593	-67803
20 Oct 2008	Citicorp Nominees Pty Limited	SELL	-2465	-13250
21 Oct 2008	Citicorp Nominees Pty Limited	SELL	-16659	-89342
21 Oct 2008	Citicorp Nominees Pty Limited	SELL	-6628	-35526
22 Oct 2008	Citicorp Nominees Pty Limited	SELL	-3363	-17947
22 Oct 2008	Citicorp Nominees Pty Limited	SELL	-210	-1124
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-5934	-31440
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-5381	-28519
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-2841	-15057
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-2525	-13383
24 Oct 2008	Citicorp Nominees Pty Limited	SELL	-6543	-33923
24 Oct 2008	Citicorp Nominees Pty Limited	SELL	-1257	-6616
27 Oct 2008	Citicorp Nominees Pty Limited	SELL	-17315	-88407
27 Oct 2008	Citicorp Nominees Pty Limited	SELL	-3784	-19223
27 Oct 2008	Citicorp Nominees Pty Limited	SELL	-2703	-13749
Total			**-109947**	**-580375**
Entity Total			**-109947**	**-580375**

Avanteos Investments Limited

Date	Registered Company	Transaction type	Quantity	Consideration
15 Oct 2008	Avanteos Investments Limited	SELL	-2500	-13450
16 Oct 2008	Avanteos Investments Limited	SELL	-670	-3571
Total			**-3170**	**-17021**
Entity Total			**-3170**	**-17021**

Acadian Asset Management (Australia)

Date	Registered Company	Transaction type	Quantity	Consideration
14 Oct 2008	Citigroup Global Market Limited	BUY	2282978	12395258
Total			**2282978**	**12395258**
Entity Total			**2282978**	**12395258**

The Colonial Mutual Life Assurance Society Limited

Date	Registered Company	Transaction type	Quantity	Consideration
14 Oct 2008	ANZ Custodian Services Limited	BUY	75000	398519
23 Oct 2008	ANZ Custodian Services Limited	SELL	-50000	-264321
29 Oct 2008	ANZ Custodian Services Limited	SELL	-55000	-299530
29 Oct 2008	ANZ Custodian Services Limited	SELL	-13400	-72896
30 Oct 2008	ANZ Custodian Services Limited	SELL	-15500	-85650
30 Oct 2008	ANZ Custodian Services Limited	SELL	-8900	-50556
31 Oct 2008	ANZ Custodian Services Limited	SELL	-10900	-62406
03 Nov 2008	ANZ Custodian Services Limited	SELL	-47000	-276904
03 Nov 2008	ANZ Custodian Services Limited	SELL	-12700	-75371
Total			**-138400**	**-789115**

Date	Registered Company	Transaction type	Quantity	Consideration
29 Oct 2008	BNP Paribas Securities	SELL	-30000	-163380
30 Oct 2008	BNP Paribas Securities	SELL	-17300	-95596
03 Nov 2008	BNP Paribas Securities	SELL	-39200	-230949
Total			**-86500**	**-489925**

Date	Registered Company	Transaction type	Quantity	Consideration
14 Oct 2008	Citicorp Nominees Pty Limited	BUY	50000	269188
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	50000	268687
17 Oct 2008	Citicorp Nominees Pty Limited	SELL	-50000	-265318
20 Oct 2008	Citicorp Nominees Pty Limited	SELL	-100000	-537818
22 Oct 2008	Citicorp Nominees Pty Limited	SELL	-170000	-908865
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-50000	-264321
29 Oct 2008	Citicorp Nominees Pty Limited	SELL	-147500	-802404
30 Oct 2008	Citicorp Nominees Pty Limited	SELL	-97700	-554976
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-119400	-683600
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-51500	-294853
03 Nov 2008	Citicorp Nominees Pty Limited	SELL	-139500	-827898
Total			**-825600**	**-4602178**

Date	Registered Company	Transaction type	Quantity	Consideration
14 Oct 2008	JP Morgan Nominees Australia Limited	BUY	25000	132840
15 Oct 2008	JP Morgan Nominees Australia Limited	BUY	50000	268687
15 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-2352320	-12702528
21 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-15000	-80184
22 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-30000	-160388
23 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-70000	-370049
29 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-103000	-560322
29 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-51900	-282337
29 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-51000	-277441
29 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-37000	-201281
29 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-22900	-124577
29 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-20700	-112609
29 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-8900	-48416
30 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-67800	-374650
30 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-34300	-189535
30 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-33700	-191430
30 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-24400	-138602
30 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-15100	-83440
31 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-100000	-572529
31 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-60000	-343517
31 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-42200	-241607
31 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-30000	-171759
31 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-18600	-106490
31 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-16800	-96185
31 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-7200	-41222
03 Nov 2008	JP Morgan Nominees Australia Limited	SELL	-103000	-606831
03 Nov 2008	JP Morgan Nominees Australia Limited	SELL	-97800	-580419
03 Nov 2008	JP Morgan Nominees Australia Limited	SELL	-77800	-458364
03 Nov 2008	JP Morgan Nominees Australia Limited	SELL	-55300	-325804
03 Nov 2008	JP Morgan Nominees Australia Limited	SELL	-34300	-202081
03 Nov 2008	JP Morgan Nominees Australia Limited	SELL	-13300	-78358
Total			**-3519320**	**-19321428**

Date	Registered Company	Transaction type	Quantity	Consideration
23 Oct 2008	National Nominees Limited	SELL	-30000	-158593
29 Oct 2008	National Nominees Limited	SELL	-25200	-137089
29 Oct 2008	National Nominees Limited	SELL	-15000	-81690
30 Oct 2008	National Nominees Limited	SELL	-16700	-94863

30 Oct 2008	National Nominees Limited	SELL	-6400	-36355
31 Oct 2008	National Nominees Limited	SELL	-20500	-117368
31 Oct 2008	National Nominees Limited	SELL	-7900	-45230
03 Nov 2008	National Nominees Limited	SELL	-37800	-222701
03 Nov 2008	National Nominees Limited	SELL	-14600	-86017
Total			**-174100**	**-979906**

Date	**Registered Company**	**Transaction type**	**Quantity**	**Consideration**
17 Oct 2008	State Street Australia Limited	SELL	-50000	-265318
29 Oct 2008	State Street Australia Limited	SELL	-18500	-100640
30 Oct 2008	State Street Australia Limited	SELL	-12200	-69301
31 Oct 2008	State Street Australia Limited	SELL	-15000	-85879
03 Nov 2008	State Street Australia Limited	SELL	-27700	-163196
Total			**-123400**	**-684334**

Entity Total	**-4867320**	**-26866896**

Grand Total	**-11449968**	**-64745164**

End of Annexure B

END